Exhibit 1.02

Conflict Minerals Report of Foot Locker, Inc.

Filed in accordance with Rule 13p-1 under the Securities and Exchange Act of 1934

This is the Conflict Minerals Report of Foot Locker, Inc. for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as tin, tantalum, tungsten, and gold (“3T&G”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry (“RCOI”) completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

This Conflict Minerals Report has not been subject to an independent private sector audit, as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

Company Overview

Foot Locker, Inc., incorporated under the laws of the State of New York in 1989, is a leading global retailer of athletically inspired shoes and apparel, operating 3,464 primarily mall-based stores in the United States, Canada, Europe, Australia, and New Zealand as of May 3, 2014. Foot Locker, Inc. and its subsidiaries hereafter are referred to as the “Company,” “we,” “our,” or “us.”

Product and Supply Chain Overview

The substantial portion of Foot Locker’s retail business is comprised of branded merchandise. We also contract to manufacture certain private-label apparel and accessories, but only an insignificant portion of that private-label product has metal components. In accordance with SEC rules, we undertook good faith efforts to determine if any of the private-label product contracted by us to be manufactured contained conflict minerals necessary to the functionality or production of the product that may have originated from the Covered Countries.

We rely upon our suppliers to provide information on the origin of the 3T&G contained in components and materials supplied to us, including sources of 3T&G that are supplied to them from sub-tier suppliers. We integrated responsible sourcing of minerals requirements with our Conflict Minerals Policy and Vendor Standards Manual. Our suppliers are expected to provide the 3T&G sourcing information to us per our Conflict Minerals Policy and Vendor Standards Manual.

We reached out to our suppliers and conducted supplier training sessions designed to educate our suppliers regarding the relevant, emerging SEC requirements and our due diligence expectations.

Due Diligence Framework

The Company’s due diligence efforts were based on the framework provided by the Organisation for Economic Co-operation and Development following the guidance provided in Annex I “Five-Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain” included in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, (“OECD guidance”).

Due Diligence Measures

The Company’s due diligence measures included:

1.	Identification of relevant suppliers, which are those that provided products that contained metallic components that may contain tin, tungsten, tantalum and gold.

2.	Conducting a supply-chain survey with direct suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners.

3.	Developing a detailed supplier training program and providing instruction to relevant suppliers with regard to completing the supply-chain survey.

The Company used the guidance published by the American Apparel and Footwear Association as a point of reference to determining product applicability. Based on information provided by relevant suppliers, in the applicable period many of the following items are made of alloy, but some may contain tin:

Buckles; Buttons; D Rings; Eyelets; Key Hooks; Key Rings; Zippers

Management Systems

We have adopted a Conflict Minerals Policy, which is available at www.footlocker-inc.com under Investor Relations/Corporate Governance.

We have established a management system for complying with the applicable rules. Our management system includes the development of a Conflict Minerals Steering Committee comprised of our Executive Vice President, Operations Support, our Senior Vice President, General Counsel and Secretary and our Senior Vice President and Chief Accounting Officer, who are responsible for overseeing our policies. Additionally, we have created a cross-functional team from relevant functions, such as private-label purchasing and quality assurance.

Our Conflict Minerals Policy incorporates the standards set forth in Annex II of the OECD guidance, and includes:

a.	Strengthening our process to identify conflict minerals used in the Company’s private-label products by working closely with our purchasing agents;
b.	Improving our ability to identify and trace conflict minerals through the supply chain through the use of the EICC/GeSI Conflict Minerals Reporting Template and using locally-based employees to facilitate training and response;
c.	Communicating to suppliers of materials potentially containing conflict minerals the Company’s expectations under our policy.

The Company continues to develop supplier engagement strategies to foster complete and accurate information about conflict minerals in our supply chain and encourage responsible sourcing strategies moving forward.

Due Diligence Results

We have identified 42 direct suppliers for our private-label products, of which 30 are within the scope of our RCOI. Of these 30 suppliers that are within the scope of the RCOI, we received 27 responses to our request for information. We have relied on these suppliers’ responses to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. The survey responses did not contain sufficient information to determine the smelters used. Accordingly, the Company has determined in good faith that for calendar year 2013 as a result of its due diligence efforts that the Company is “DRC conflict undeterminable” as defined by the 1934 Act.